UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No.  )*

NEON Systems, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

640509105

(CUSIP Number)

Elizabeth Toner

12680 High Bluff Drive, #200

San Diego, CA 92130

(858) 259-2500

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 20, 2005

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 640409105

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) John J. Moores

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization US Citizen

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 3,458,303

	8.	Shared Voting Power 744,265

	9.	Sole Dispositive Power 3,458,303

	10.	Shared Dispositive Power 744,265

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,202,568

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐ N/A

13.	Percent of Class Represented by Amount in Row (11) 44%(1)

14.	Type of Reporting Person (See Instructions) IN

(1)   Based on 9,558,198 shares of common stock outstanding on November 10, 2005.

This amendment on Schedule 13D/A amends the previously filed Schedule13D, as amended, as specifically set forth below.

Item 1.	Security and Issuer
N/A

Item 2.	Identity and Background
N/A

Item 3.	Source and Amount of Funds or Other Consideration
N/A

Item 4.	Purpose of Transaction

Item 4 of the Schedule 13 D is hereby restated in its entirety as follows:

On December 19, 2005, NEON Systems, Inc. (the “Company”), Progress Software Corporation, a Massachusetts corporation (“Progress”), and Noble Acquisition Corp., a Delaware corporation and a wholly owned direct subsidiary of Progress (“Purchaser”), entered into an Agreement and Plan of Merger (the “Merger Agreement”).  Pursuant to the Merger Agreement, Purchaser will commence a cash tender offer (the “Offer”) to acquire all of the issued and outstanding shares of common stock of the Company at $6.20 per share in cash.  Consummation of the Offer is conditioned upon the tender of a majority of the outstanding shares of Company common stock (including shares of Company common stock issuable pursuant to outstanding options and warrants that are vested and exercisable as of April 19, 2006), as well as other customary conditions, which may be subject to waiver.  The Merger Agreement provides that following the Offer, Purchaser will be merged with and into the Company, with the Company surviving as a wholly-owned subsidiary of Progress (the “Merger”).  In connection with the Merger, the shares of Company common stock that are not tendered in the Offer would be converted into the right to receive $6.20 per share in cash.

On December 20, 2005, Progress and Purchaser entered into a Voting and Tender Agreement dated as of December 19, 2005 with Mr. Moores (the “Voting and Tender Agreement”).  Pursuant to the Voting and Tender Agreement, Mr. Moores has agreed, among other things, to vote (i) in favor of the adoption of the Merger Agreement and the approval of the Merger and (ii) against any Acquisition Proposal or Superior Offer (as such terms are defined in the Merger Agreement).  Mr. Moores has also agreed to tender in the Offer the Company common stock owned and controlled by him.  The Voting and Tender Agreement terminates upon the earliest to occur of the following:  (i) such date and time as Purchaser accepts for payment all of the shares held by Mr. Moores; (ii) such date and time as the Merger Agreement has been amended by the parties thereto to lower or change the form of consideration set forth in the Offer

Price; and (iii) such date and time as the Merger Agreement shall have been validly terminated pursuant to Article 8 thereof.

The foregoing description of the Voting and Tender Agreement does not purport to be complete and is qualified in its entirety by reference to the Voting and Tender Agreement filed as Exhibit 99.1 hereto and incorporated into this report by reference.

Item 5.	Interest in Securities of the Issuer

Paragraphs (a) and (b) of Item 5 are hereby amended to read in their entirety as follows:

(a) and (b) 9,558,198 shares of Company common stock were outstanding as of November 10, 2005. Mr. Moores is deemed to be the beneficial owner of 4,202,568 shares of Company common stock (the “Shares”). The Shares constitute approximately 44% of the total issued and outstanding shares of Company common stock. Mr. Moore has the sole power to vote and dispose of 3,458,303 shares of Company common stock and shared power with various trusts to vote and dispose of 744,265 shares of Company common stock.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
See Item 4 above.

Item 7.	Material to Be Filed as Exhibits
Exhibit 99.1	–	Voting and Tender Agreement by and among Progress Software Corporation, Noble Acquisition Corp. and John J. Moores.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 21, 2005
Date
/s/ John J. Moores
Signature
John J. Moores
Name/Title